FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 1, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 Third Quarter Results, note for a conference call

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 1, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud.Helft@gkir.com
http://www.nova.co.il	Kenny.Green@gkir.com

NOVA MEASURING INSTRUMENTS
2005 THIRD QUARTER RESULTS RELEASE

Conference Call Scheduled for November 7, 2005 at 10am EST

REHOVOTH, Israel – November 1, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it will release its third quarter 2005 results on Monday, November 7th, 2005 before the US market opens.

The Company will host a conference call on that same day, November 7th, 2005, at 10:00am EST. On the call, Dr. Giora Dishon, President & CEO, and Mr. Dror David, CFO and Vice President Finance, will review and discuss the third quarter 2005 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S Dial-in Numbers: 1-866-229-7198
ISRAEL Dial-in Number: 03-918-0609
INTERNATIONAL Dial-in Number: +972-3-918-0609
At:
10:00 a.m. Eastern Time
7:00 a.m. Pacific Time
5:00 p.m. Israeli Time

The conference call presentation will be available on our website www.nova.co.il, prior to and during the conference call.

For those unable to participate in the conference call, there will be a replay available from November 8th, 2005 on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.